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                                                               EXHIBIT (a)(1)(P)

                         ASCENTIAL SOFTWARE CORPORATION
ANNOUNCES 88.6% OF OUTSTANDING SHARES TENDERED BY MERCATOR SOFTWARE SHAREHOLDERS

   TENDER OFFER EXTENDED AS ASCENTIAL SEEKS 90% REQUIRED FOR SHORT-FORM MERGER

         WESTBORO, MA, September 9, 2003 - Ascential Software Corporation (NASDAQ: ASCL), the enterprise data integration leader, announced that Ascential, through its wholly-owned subsidiary, has extended its tender offer for all of the outstanding shares of common stock of Mercator Software, Inc. (NASDAQ: MCTR) until Thursday, September 11, 2003 at 5:00 p.m. (Eastern Daylight
Time), unless further extended. The purchase price per share is $3.00, net to the seller in cash without interest thereon. The offer was originally scheduled to expire at 11:59 p.m. on September 8, 2003.

         Based on information provided by The Bank of New York, the depositary for the offer, 32,105,069 shares, or approximately 88.6 % of Mercator's outstanding shares, were validly tendered in the offer. This includes approximately 1,059,624 shares, or approximately 3% tendered by notice of guaranteed delivery.

         A common stock option granted by Mercator to Ascential enables Ascential to reach the 90% ownership required to effect a short-form merger upon becoming the owner of at least 88.1% of the outstanding Mercator shares, a level that would be reached upon delivery of the shares tendered by notice of guaranteed delivery. Ascential intends to effect the short form merger as soon as practicable following the consummation of the offer, as extended. No additional stockholder action will be required in connection with the "short-form" merger.

         Shareholders desiring to tender their shares should contact Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10222 or by calling toll-free (888)750-5834.

ABOUT ASCENTIAL SOFTWARE

Ascential Software Corporation is the leading provider of enterprise data integration solutions to organizations worldwide. Customers use the Ascential Enterprise Integration Suite to integrate and leverage data across all strategic analytic and enterprise applications with confidence in the accuracy, completeness and timeliness of critical information. Ascential Software's powerful data profiling, data quality, data transformation, parallel processing, meta data and connectivity solutions enable customers to reduce total cost of ownership and increase return on IT investment. Headquartered in Westborough, Mass., Ascential Software has offices worldwide and supports more than 2,200 customers in such industries as financial services, telecommunications, healthcare, life sciences, manufacturing, consumer goods, retail, and government. More information on Ascential Software can be found on the Web at www.ascential.com.
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FOR MORE INFORMATION, CONTACT:

PRESS:                                        INVESTORS:
Chas Kielt                                    David Roy
Ascential Software Corporation                Ascential Software Corporation
(508) 366-3888 x3256                          (508) 366-3888 x3290
chas.kielt@ascential.com                      david.roy@ascential.com

PRESS:                                        INVESTORS:
Jeff Aubin                                    Stephanie Prince / Julie Prozeller
Beaupre & Co. Public Relations, Inc.          Financial Dynamics
(603) 559-5838                                (212) 850-5600
jaubin@beaupre.com                            sprince@fd-us.com
                                              jprozeller@fd-us.com

ABOUT MERCATOR SOFTWARE

Mercator delivers its customers and partners The Advantage Inside Integration(TM), providing Industry-Ready Integration Solutions(TM) that solve critical business problems in real-time, while leveraging current technology investments and maximizing ROI. Mercator's core integration technology, MERCATOR Inside Integrator(TM) 6.7, features a Solutions-Oriented Architecture(TM) which easily and seamlessly automates high-volume, complex transactions. Over 1,100 enterprise customers leverage the power, speed and flexibility of Mercator's proven integration technology and industry expertise to build better business value and faster ROI. To hear why our customers and partners believe Mercator is the advantage inside integration, visit our Web site at www.mercator.com.

         This announcement is for informational purposes only and is neither an offer to buy or a solicitation of an offer to sell any shares. The tender offer is being made pursuant to an Offer to Purchase (and related materials) which has been sent to all Mercator stockholders. The Offer to Purchase contains important information and should be read by all Mercator stockholders. In connection with such tender offer, a statement on Schedule TO, as amended, which includes the Offer to Purchase and other exhibits, was initially filed with the Securities and Exchange Commission (the "SEC") on August 8, 2003. All documents filed with the SEC can be examined for free at the SEC web site (http://www.sec.gov.).

         The tender offer statement and related materials may be obtained for free by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10222 or by calling toll-free
(888)750-5834. They are also available without charge by calling Ascential's Investor Relations department at (508) 366-3888 or by sending a written request to Investor Relations, Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

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         This announcement may include predictions, estimates, or other forward-looking statement including statements regarding the benefits that propose tender offer and merger, integration plans, and expected synergies, effects on the business of the combined company, anticipated future financial and operating performance, and results including estimates per growth and market reach and expectations for a price. These statements are based on the current expectations of our management team. There are a number of risks and uncertainties that could cause actual results to differ materially. For example stockholders may not tender the shares or go in favor of the merger. The integration may involve substantial cost and difficulties that may arise in successfully integrating the business. Our business may suffer as a result of the uncertainties surrounding the transaction. In addition, results may be effected by the ability to expand our market share, growth rates in the enterprise data integration software market; rapid technological change, difficulties we may experience integrating technologies, operations, and personnel of completed or future acquisitions, in general business conditions. For more detailed review of the risks and uncertainties associated with each company's business activity, see our respective reports filed with the SEC. Neither company undertakes any obligation to update its forward-looking statements as a result of any change in events, conditions, or circumstances.

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